Hi -

Your support with our previous equity crowdfunding was absolutely essential getting us to automated manufacturing, successful third party testing and initial commercial sales.
Now we need to begin a serious effort to partner with major window and glass companies, and to generate revenue. To get us to positive cash flow and profitability, we need another round of crowdfunding.
After considering our options, we've decided that the round is best hosted on the Wefunder platform, as we feel their structure, support, and preferred financial vehicles are more advantageous than StartEngine for both the investors and the company.
And as a departure from what we did on our StartEngine rounds, we're doing a soft launch with a "Test the Waters" (TTW) campaign. Here is the link to our Wefunder TTW:
https://wefunder.com/stellaris.corporation/join
I'd be honored if you would review our TTW campaign page and consider making an indication of interest. Again, thank you so much for your past support and I hope you'll consider continuing to help us on our important journey.
Best regards,
Jim